FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending  April 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline Performance Share Plan ("PSP") notified the Company and the under-mentioned persons on 12 April 2011 of an increase in their notional interests in Ordinary shares and ADRs following the notional re-investment of the dividend paid to shareholders on 7 April 2011.

Following the three year measurement period and subsequent release of the proportion of the participants' PSP award vesting in February 2011, the Administrators of the PSP notified the Company and the under-mentioned persons on 26 April 2011 of the vesting and release of the following Ordinary shares and ADRs as a result of the dividend paid to shareholders on 7 April 2011, in proportion to the relevant three year measurement period.

	Percentage of PSP awards vested	Vested Ordinary shares	Vested ADRs
Mr A P Witty	35.0%	1785
Dr M M Slaoui	35.0%		427
Mr S M Bicknell	17.5%	28
Mr J M Clarke	35.0%		480
Mr M Dunoyer	35.0%	181
Mr E J Gray	35.0%	312
Mr S A Hussain	35.0%	277
Mr W C Louv	35.0%		155
Dr D Pulman	35.0%		155
Mr D S Redfern	17.5%	37
Mr J R Stéphenne	17.5%	83
Ms C Thomas	17.5%	28
Mr D E Troy	35.0%		345
Dr P J T Vallance	17.5%	115
Mrs V A Whyte	17.5%	7

This notification relates to transactions notified in accordance with Disclosure and Transparency Rules 3.1.4R(1)(a).

V A Whyte
Company Secretary

26 April 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 26, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc